Filed by First Union Corporation

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                       Subject Company: Wachovia Corporation
                                       Commission File No. 1-9021

                                       Date: May 1, 2001



         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

         The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration, and, on April 26, 2001, First Union filed a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement/prospectus of First Union and Wachovia and other relevant documents concerning the proposed transaction. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important  information.  You  will  be  able  to  obtain  a  free  copy  of  the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

         First Union and Wachovia, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Union and Wachovia in connection with the merger. Information about the directors and executive officers of First Union and their ownership of First Union common stock is set forth in First Union's proxy statement on Schedule 14A, as filed with the SEC on March 13, 2001. Information about the directors and executive officers of Wachovia and their ownership of Wachovia common stock is set forth in Wachovia's proxy statement on Schedule 14A, as filed with the SEC on March 19, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS A TRANSCRIPT OF A PRESENTATION HELD ON APRIL 30, 2001.







                                  APRIL 30, 2001

                            PRESENTATION BY BOB KELLY

                          WEBCAST HOST:  MORGAN STANLEY

                           >> GOOD MORNING.  WELCOME TO THE FIRST

                    UNION PRESENTATION.  I'M DAVID HILDER.  I'M

                    MORGAN STANLEY'S ANALYST COVERING FIRST UNION.

                    WITH ME IS DIANE MERDIAN WHO COVERS WACHOVIA.

                    SHE'S HERE BECAUSE AS YOU MIGHT HAVE HEARD

                    WACHOVIA AND FIRST UNION HAVE PROPOSED TO MERGE.

                    WE HAVE HERE AND WE ARE DELIGHTED TO HAVE HIM,

                    BOB KELLY, WHO IS THE CHIEF FINANCIAL OFFICER OF

                    FIRST UNION, AND WHO WILL BE THE CHIEF FINANCIAL

                    OFFICER OF THE COMBINED COMPANIES.

                           THIS PRESENTATION IS ACTUALLY GOING TO BE

                    IN THE FORMAT THAT DIANE DESCRIBED AS DIRECTED

                    Q&A, WHICH MEANS THAT DIANE AND I WILL QUESTION

                    BOB.  BOB WILL ACTUALLY GIVE A BRIEF PRESENTATION

                    OF, WE'RE TOLD, NO MORE THAN THREE SLIDES BEFORE

                    THE Q&A BEGINS.

                           THE FORMAT, AS I UNDERSTAND IT, IS A

                    LITTLE BIT LIKE LARRY KING, BUT WITH TOUGHER

                    QUESTIONS.  UNFORTUNATELY, FIRST UNION'S LAWYERS

                    HAVE TOLD BOB THAT UNLESS I READ THE FOLLOWING

                    STATEMENT, HE CAN'T ANSWER ANY QUESTIONS.

                           IN ORDER TO DO THAT AND BECAUSE WE

                    COULDN'T FIND THE GUY WHO USED TO DO THE FEDERAL

                    EXPRESS COMMERCIAL, I WILL TELL YOU THIS.  I

                    REMIND YOU THAT ANY FORWARD-LOOKING STATEMENTS

                    MADE DURING THIS PRESENTATION ARE SUBJECT TO

                    RISKS AND UNCERTAINTIES, AND FACTORS THAT COULD

                    CAUSE THE RESULTS TO DIFFER MATERIALLY FROM ANY

                    FORWARD-LOOKING STATEMENTS ARE SET FORTH IN

                    ITS PUBLIC REPORTS FILED WITH THE SEC, AND FIRST

                    UNION FILED A REGISTRATION STATEMENT ON FORM S-4

                    CONTAINING A JOINT PROXY PROSPECTUS REGARDING ITS

                    PROPOSED MERGER WITH WACHOVIA.  THAT DOCUMENT, AS

                    WITH OTHER RELATED DOCUMENTS FILED WITH THE SEC,

                    CONTAINS INFORMATION REGARDING THE INTERESTS OF

                    CERTAIN PARTICIPANTS IN THE PROXY SOLICITATION.

                    THESE DOCUMENTS CAN BE OBTAINED FOR FREE AT THE

                    SEC'S WEBSITE AND FROM FIRST UNION AND WACHOVIA.

                    WITH THAT, WE ARE DELIGHTED --

                    [ APPLAUSE ]

                     -- TO BRING YOU BOB KELLY.

                    >>Bob:  GOOD MORNING, EVERYONE, AND THANK YOU,

                    DIANE AND DAVID.  THERE WILL BE A SHORT TEST TO

                    THE CAUTIONARY STATEMENT AT THE END OF THE

                    STATEMENT.  WE ONLY HAVE A COUPLE OF SLIDES THIS

                    MORNING BECAUSE I REALLY WANT TO GET INTO THE

                    Q&A.

                           YOU'RE ALL FAMILIAR, I THINK, WITH OUR

                    FIRST QUARTER RESULTS AND FIRST UNION GENERALLY,

                    AND I'M SURE YOU PROBABLY HAVE SEEN THE

                    PRESENTATION GOING OVER THE PROPOSED MERGER

                    BETWEEN WACHOVIA AND OURSELVES.  SO JUST IN TERMS

                    OF HIGHLIGHTS, A SHORT OVERVIEW OF THE FIRST

                    QUARTER, JUST AS A REMINDER.

                           WE MET THE MARKET'S EXPECTATIONS OF 62 CENTS

                    ON AN OPERATING BASIS. CORE BUSINESSES SHOW GOOD

                    TRENDS IN A TOUGH MARKET, PARTICULARLY THE RETAIL

                    BANK, AND WE FEEL THAT CAPITAL MARKETS AND CAPITAL

                    MANAGEMENT DID, FRANKLY, BETTER THAN THE MARKET.

                           WE INCREASED OUR RESERVES FOR LOAN LOSSES

                    BY $37 MILLION DURING THE FIRST QUARTER. A GAIN WE

                    RECEIVED WITHIN THE FIRST QUARTER OFFSET THIS

                    INCREASE IN RESERVES. CHARGE-OFFS WERE LOWER

                    THAN THE GUIDANCE WE PROVIDED TO THE STREET.

                    WE ARE AT -- IF YOU RECALL THE GUIDANCE WAS

                    60 TO 80 BASIS POINTS FOR THE YEAR.  WE CAME

                    IN AT 53 BASIS POINTS, WHICH IS ENCOURAGING AT

                    THIS POINT IN THE YEAR.  NPAs ROSE ABOUT 4%.

                    WHICH IS PROBABLY BETTER THAN WHAT WE WERE

                    THINKING LATE IN THE FALL, AND WE'RE WORKING HARD

                    ON THAT, AND YOU WILL RECALL OUR STRATEGIC

                    REPOSITIONING LAST JUNE.

                           WE TOOK $7.5 BILLION WORTH OF LOANS AND

                    SECURITIES, MOVED THEM INTO ASSETS HELD FOR

                    SALE, SO THE HIGH POINT WAS $7.5 BILLION AT THE

                    END OF THE FOURTH QUARTER, WE HAD IT DOWN TO $4.3

                    BILLION, AND THROUGH THE SECURITIZATION OF THE

                    MONEY STORE LOANS, WE'RE DOWN TO ABOUT $700

                    MILLION AT THE END OF THE FIRST QUARTER SO WE'VE

                    DONE AN AWFUL LOT TO CLEAR UP OUR STRATEGIC

                    REPOSITIONING ASSETS, AS PROMISED, AND WE SHOULD

                    BE ESSENTIALLY DOWN TO ZERO BY THE END OF THE

                    SECOND QUARTER.

                           EXPENSE GROWTH IN THE FOURTH QUARTER - YOU

                    MAY RECALL THAT OUR EXPENSES WERE ACTUALLY DOWN

                    FROM THE THIRD QUARTER ABOUT $180 MILLION - AND

                    EXPENSES WERE UP A SUM TOTAL OF $6 MILLION DURING

                    THE FIRST QUARTER OVER THE FOURTH.  I THINK WHAT

                    YOU ARE SEEING EVIDENCE OF IS GREAT EXPENSE

                    MANAGEMENT AT THE COMPANY, BUT WE STILL HAVE AN

                    AWFUL LOT TO DO.  I WANT TO GO THE OTHER

                    DIRECTION.  THAT'S THE END OF MY PRESENTATION.

                    [ LAUGHTER ]

                    MAYBE I'LL GET SOME HELP.  IT'S DEAD.  HERE'S

                    SOME HELP.  IS THAT WHAT IT DOES?

                    [ LAUGHTER ]

                    THERE WILL BE A SHORT TEST ON THAT LATER, TOO.

                    WE HAVE -- THIS IS A BIT OF A SUMMARY IN TERMS OF

                    WHAT DOES THE NEW WACHOVIA DO FOR EACH OTHER, AND

                    AS YOU KNOW, IT IS A MERGER OF EQUALS.  IT'S NOT

                    AN ACQUISITION.  IF YOU LOOK TO OUR THREE MAJOR

                    BUSINESS LINES, IT WILL GIVE YOU A SENSE OF HOW

                    WE WOULD SUMMARIZE THE BENEFITS OF THE

                    TRANSACTION.

                           FIRSTLY, INCREASE THE NUMBER ONE RETAIL

                    BANK ON THE EAST COAST OF THE U.S.

                           THE ADVANTAGE THAT WACHOVIA BRINGS TO THE

                    COMPANY BESIDES ITS CUSTOMER BASE IS OUTSTANDING

                    CUSTOMER SERVICE AND A VERY STRONG BRAND NAME.

                    WHAT WE BRING TO THE TABLE - FIRST UNION BRINGS

                    TO THE TABLE - IS OUR DISTRIBUTION AND THE

                    [INAUDIBLE] THAT WE HAVE IN THE SOUTHERN STATES,

                    AS WELL AS IN THE NEW JERSEY AREA. QUITE FRANKLY,

                    IT'S FOR BOTH SIDES. IT TAKES ONE MAJOR

                    COMPETITOR OUT OF A LARGE AND GROWING MARKET, AND

                    THE OTHER FACTOR WHICH IS IMPORTANT TO NOTE IS

                    THAT WE'RE TAKING A VERY MEASURED, CONSERVATIVE

                    APPROACH TO INTEGRATION, SO THREE YEARS TO MAKE

                    SURE, FIRSTLY, THAT OUR CUSTOMERS AND EMPLOYEES

                    GET USED TO THE IDEA THAT THIS IS GOING TO BE A

                    VERY CUSTOMER FRIENDLY MERGER.

                           WE'RE GOING TO TAKE OUR TIME TO DO THINGS

                    RIGHT, UNLIKE CORESTATES IN THE PAST, AND WE CAN

                    TALK ABOUT THAT, IF YOU WISH, AND WE'RE ALSO

                    GOING TO MAKE SURE WE HAVE A BEST OF BOTH

                    APPROACH.  WE'RE NOT GOING TO SAY EVERYTHING WE

                    ARE GOING TO DO IS THE FIRST UNION APPROACH, OR

                    EVERYTHING WE'RE GOING TO DO IS THE WACHOVIA

                    APPROACH.  WE'RE GOING TO THE DO THE BEST OF

                    BOTH, AND THREE YEARS IS ENOUGH TIME TO ENSURE

                    THAT HAPPENS.

                        IN TERMS OF BROKERAGE AND WEALTH

                    MANAGEMENT, AS YOU'RE PROBABLY AWARE, WE HAVE

                    CLOSE TO 8,400 BROKERS, $96 BILLION IN MUTUAL

                    FUNDS AND TOTAL ASSETS UNDER MANAGEMENT ARE $222

                    BILLION.  WHAT IT DOES FOR THE FIRST UNION SIDE

                    IS IT ADDS 3.5 MILLION CUSTOMERS THAT WE CAN SELL

                    THESE WEALTH MANAGEMENT PRODUCTS.

                           ONE LITTLE STATISTIC I HAVE BEEN USING A

                    LITTLE BIT OVER THE PAST WEEK OR SO IS THE RATIO

                    OF REGISTERED REPS PER BRANCH.  IN THE WACHOVIA

                    SIDE, THEY ARE STILL BUILDING THIS CAPABILITY,

                    AND THE FIRST UNION SIDE IS MUCH MORE WELL

                    DEVELOPED.  AT THE MOMENT ON THE FIRST UNION

                    SIDE, WE HAVE 1 1/2 SERIES SIX AND SERIES SEVEN

                    PEOPLE PER BRANCH, AND THE WACHOVIA PEOPLE ARE

                    .3.

                          WE SEE A HUGE AMOUNT OF OPPORTUNITY TO SELL

                    MUTUAL FUNDS, BROKERAGE ACCOUNTS AND ANNUITIES TO

                    THE FOLKS AT WACHOVIA, AND WE WILL BE ABLE TO

                    MAINTAIN AND GROW OUR SHARE OF WACHOVIA

                    CUSTOMERS.  WE THINK THAT'S A BIG UPSIDE.

                    FRANKLY, THAT'S WHAT FIRST UNION DID, AS WELL,

                    HAVING THE BROKERAGE, WEALTH MANAGEMENT

                    CAPABILITY BACK INTO THE BRANCH NETWORK.

                           FINALLY, IN TERMS OF THE CORPORATE

                    INVESTMENT BANK, WE WILL REMAIN FOCUSED ON THE

                    MIDDLE MARKET.  WE DO NOT WANT TO BE A [INAUDIBLE].

                    WE WANT TO FOCUS ON THE MIDDLE MARKET BEING

                    MID-SIZED COMPANIES.  NOT THE FORTUNE 500

                    COMPANIES.  THAT STRATEGY IS UNCHANGED, AND WE

                    WILL FOCUS ON RAROC.  IN OTHER WORDS, DOING A

                    BETTER JOB WITH OUR EXISTING CAPITAL VERSUS

                    ONGOING GROWTH.

                           WHAT WACHOVIA BRINGS TO THE TABLE ARE

                    ARGUABLY BETTER CORPORATE, MID-MARKET NAMES THAN

                    THE FIRST UNION SIDE HAS.  THEY HAVE VERY STRONG

                    RELATIONSHIPS, ARGUABLY STRONGER THAN OUR OWN,

                    AND THEY BRING PROBABLY THE BEST CASH MANAGEMENT

                    CAPABILITY IN THE COUNTRY TO THE FIRST UNION

                    CUSTOMERS AND TO THE NEW COMPANY.

                           FROM THE FIRST UNION SIDE, OF COURSE,

                    FIRST UNION'S BEEN BUILDING AN INVESTMENT BANKING

                    CAPABILITY AGGRESSIVELY OVER THE PAST FEW YEARS,

                    AND THAT'S SOMETHING THAT THE WACHOVIA SIDE DOES

                    NOT HAVE.  MOST NOTABLY, DERIVATIVES, HIGH YIELD,

                    M&As, SECURITIZATION, ET CETERA.

                           WE'RE GOING TO RETURN TO AN ISSUE THAT A

                    LOT OF PEOPLE HAVE BEEN ASKING ABOUT IN THE PAST

                    TWO WEEKS.  IT'S MY LAST SLIDE.  THAT IS, WHY

                    ISN'T THIS LIKE THE CORESTATES DEAL?  LET'S KIND

                    OF REVIEW THE CORESTATES DEAL FOR A SECOND.  THAT

                    WAS AN OUT-OF-MARKET DEAL.  THAT WAS A 40%

                    PREMIUM.

                           THE FINANCIAL ASSUMPTION IN THE CORESTATES

                    DEAL WAS THAT WE COULD GET OVER 40% EXPENSE

                    SYNERGIES IN THE FIRST YEAR, AND WE'D GET 16%

                    REVENUE SYNERGIES IN THE FIRST YEAR.  AND THAT

                    WAS DRIVEN BY THE AMOUNT OF THE PREMIUM, AND IT

                    WAS, OF COURSE, FIVE TIMES, AND EVERYONE KNOWS

                    THE OUTCOME OF THAT AND THAT IS, WE COULDN'T MEET

                    THOSE CHARGES, AND WE LOST A LOT OF CUSTOMERS.

                           THIS IS A COMPLETELY NEW PARADIGM IN DEALS

                    AND IN MERGERS.  FIRSTLY, OF COURSE, IT'S MARKET

                    FOR MARKET, VERY LOW PREMIUM.  SECOND IS THE

                    LUXURY OF TAKING TIME AND NOT BEING AGGRESSIVE ON

                    THE REVENUE AND EXPENSE SIDE.  IT'S IMMEDIATELY

                    ACCRETIVE TO SHAREHOLDERS.

                    THE IRR FOR BOTH IS OVER 20%.  WE FEEL EVERY

                    ASSUMPTION IS CONSERVATIVE OR REASONABLE, WHETHER

                    IT BE THE ONE-TIME CHARGE, WHICH IS IN AT ABOUT

                    $1.4 BILLION, YOU'LL RECALL, WHICH IS PRETTY

                    ON-LINE AND PRETTY MUCH ON-LINE WITH THE RATIO

                    THAT YOU SEE IN OTHER DEALS IN TERMS OF ONE-TIME

                    CHARGE AS A PERCENTAGE OF ANNUAL SAVINGS.  WE TOOK

                    NO REVENUE SYNERGIES, AND WE JUST SHOWED REVENUE

                    AND SYNERGIES, AS WELL AS REVENUE RUNOFF ON A NET

                    BASIS TO BE ZERO, AND OUR EXPENSE SYNERGIES ARE

                    $890 MILLION, WHICH IS 37% OF WACHOVIA'S COST

                    BASE, BUT IT'S ABOUT 8% OF THE COMBINED COST

                    BASE.  WE FEEL THAT'S ACHIEVABLE BECAUSE IT'S

                    IN-MARKET, AND WE THINK THAT WE'LL OUTPERFORM IT.

                          THE DEPOSIT DIVESTITURES ARE MUCH LOWER

                    THAN MOST PEOPLE WOULD EXPECT.  WE'RE ESTIMATING

                    ABOUT ANYWHERE FROM 1.5 TO $2 BILLION.  WE

                    PROBABLY WILL COME IN AT THE LOW END OF THAT

                    RANGE.  THAT'S WHAT WE HOPE.  OUR RESERVES WILL

                    BE [INAUDIBLE] AS A RESULT OF THIS MERGER.  YOU WILL

                    SEE IN THE PRESENTATION, WE'RE ADDING $450

                    MILLION TO OUR RESERVES TO GIVE US RESERVES TO

                    LOAN RATIO ABOUT 1.74, 1.75, WHICH IS BETTER THAN

                    THE INDUSTRY AVERAGE, AND IT CERTAINLY GIVES US

                    ABOVE AVERAGE CAPITAL RATIOS AT CLOSING, AS WELL,

                    ON A COMBINED BASIS, BUT IT'S ABOVE THE MEDIAN FOR

                    THE TOP 20 BANKS IN THE UNITED STATES.

                           AND, FINALLY, OF COURSE, IT GIVES US A

                    GREAT CAPABILITY OF GENERATING FREE CAPITAL.  IN

                    THE FIRST 12 MONTHS, WE'RE ESTIMATING THAT TO BE

                    $2.5 BILLION, AND THAT WILL BE GROWING AT 15% PER

                    ANNUM.  WE THINK THIS IS A VERY, VERY COMPELLING

                    TRANSACTION.  THE ASSUMPTIONS ARE REALISTIC, AND

                    WE FEEL THIS IS AN EXCELLENT DEAL FOR BOTH GROUPS

                    OF SHAREHOLDERS.  SO THAT IS MY OPENING COMMENTS,

                    AND I'D BE OPEN TO ANSWERING ANY QUESTIONS YOU

                    WOULD HAVE.

                    >>DIANE:  WE'RE GOING TO START ON OPERATING

                    REVENUE, IF YOU WOULD, BOB.  I'M THINKING MORE

                    BEFORE THE WACHOVIA TRANSACTION, BUT CAN YOU TALK

                    ABOUT HOW THE WACHOVIA TRANSACTION AFFECTS IT?

                    YOU'VE DONE A REALLY GOOD JOB OF WORKING THE

                    EXPENSE SIDE ON THE LAST YEAR, BUT IT'S BEEN A

                    TOUGH REVENUE ENVIRONMENT.  IN FACT, REVENUES

                    HAVE COME DOWN A LITTLE FASTER THAN EXPENSES, SO

                    YOU'RE GETTING A RISING EXPENSE REVENUE RATIO.

                    CAN WE SEE POSITIVE OPERATING LEVERAGE IN A TOUGH

                    MARKET? UNDER WHAT CIRCUMSTANCES DO YOU EXPECT TO

                    SEE REAL LEVERAGE, AND DOES THE TRANSACTION PUT

                    THIS OFF?

                    >>Bob: NO.  WE HAD GIVEN INDICATIONS IN THE

                    FOURTH QUARTER, YOU WILL RECALL, THAT WE HAD A

                    SMALL AMOUNT OF POSITIVE OPERATING LEVERAGE IN

                    THE FOURTH QUARTER.  WE SAID WE EXPECT TO HAVE

                    POSITIVE OPERATING LEVERAGE.  THIS YEAR, WE DID

                    NOT HAVE POSITIVE OPERATING LEVERAGE IN THE FIRST

                    QUARTER.  MAINLY BECAUSE IF YOU LOOK THROUGH THE

                    NUMBERS, YOU'LL SEE THAT WE HAVE SOME PRINCIPAL

                    INVESTING LOSSES IN THE FIRST QUARTER.  THAT

                    DIDN'T HELP IN SPITE OF THE FACT THAT WE HAD

                    GREAT EXPENSE CONTROL.  IT IS STILL VERY MUCH A

                    GOAL OF OURS TO HAVE POSITIVE OPERATING LEVERAGE.

                    THE THINGS THAT ARE ENCOURAGING IS THAT THE

                    GENERAL BANK'S EFFICIENCY RATIO ACTUALLY IMPROVES

                    EVERY QUARTER IN THE LAST FIVE QUARTERS, IF YOU

                    LOOK THROUGH THE NUMBERS.

                           THE CHALLENGES, OF COURSE, ARE IN THE

                    BROKERAGE/MUTUAL FUND BUSINESS AND THE CAPITAL

                    MARKETS BUSINESS, AND IT'S VERY HIGHLY DEPENDENT

                    UPON WHAT KIND OF CUSTOMER ACTIVITY WE EXPECT TO

                    SEE FOR THE REST OF THIS YEAR AND NEXT YEAR.  WE

                    ARE BRINGING DOWN COSTS AGGRESSIVELY, BUT,

                    FRANKLY, IT WILL DEPEND UPON HOW THE MARKET LOOKS

                    THIS YEAR.  AND IF YOU LOOK AT THE BROKERAGE

                    BUSINESS AND THE ASSETS UNDER MANAGEMENT

                    BUSINESS, THE REVENUE GROWTH HASN'T BEEN THERE,

                    WASN'T THERE IN THE FIRST QUARTER, BUT IF YOU

                    TAKE A LOOK AT HOW THAT BUSINESS DID, VIS-A-VIS

                    OUR COMPETITORS, AND THE NUMBERS LOOK PRETTY

                    GOOD.  IN FACT, I JUST PULLED A COUPLE LAST WEEK

                    WHICH I WAS LOOKING AT.  LOOK AT THE BROKERAGE

                    BUSINESS, FEE INCOME FROM OUR CAPITAL MANAGEMENT

                    GROUP, THE INCREASE VERSUS THE FOURTH QUARTER WAS

                    ZERO PERCENT.  IF YOU COMPARE IT TO MERRILL

                    LYNCH'S FEE INCOME, FOR EXAMPLE, THIS IS DOWN 6%

                    AND COMPARED TO SCHWAB'S, SCHWAB'S IS DOWN 8%.

                    IF YOU LOOK AT ASSET MANAGEMENT, T. ROWE PRICE IS

                    DOWN 4%.  JANUS WAS DOWN 3%.  ASSETS UNDER

                    MANAGEMENT AT FIRST UNION WAS ESSENTIALLY FLAT,

                    T. ROWE PRICE AT 11%.  FRANKLIN DOWN 5%.  JANUS DOWN

                    20%.

                           SO IS IT A GOOD MARKET RIGHT NOW IN THE

                    ASSET MANAGEMENT BROKERAGE BUSINESS?  NO.  ARE WE

                    DOING AS WELL AS OUR COMPETITORS OR PERHAPS A

                    LITTLE BIT BETTER?  WE WOULD LIKE TO THINK SO,

                    AND THAT'S WHY WE'VE BEEN ENCOURAGED BY WHAT WE

                    SAW IN THE FIRST QUARTER IN SPITE OF THE TOUGH

                    MARKET.

                           IN THE CAPITAL MARKETS AREA, i.e., THAT'S

                    THE BANKING GROUP, WHAT WE'RE SEEING THERE IS --

                    WE TOLD PEOPLE UP FRONT IN THE FOURTH QUARTER

                    THAT WE WEREN'T EXPECTING ANY PRINCIPAL

                    INVESTMENT GAINS THIS YEAR, AND WE HAD A FEW

                    HUNDRED MILLIONS WORTH LAST YEAR, AND WE TOLD

                    PEOPLE REVENUES WOULD BE DOWN THIS YEAR.  OF

                    COURSE, THEY ARE.

                           WE HAD A SMALL PRINCIPAL INVESTING LOSS

                    IN THE FOURTH AND FIRST QUARTER.  THAT IS OKAY

                    BECAUSE WE'VE BEEN VERY SUCCESSFUL AT THIS

                    BUSINESS OVER THE PAST 12 OR 13 YEARS.  WE

                    AVERAGE AN IRR OF 43% OVER THE PAST DOZEN YEARS,

                    BUT IT DOES IMPACT THIS YEAR BECAUSE THE LAST TWO

                    YEARS HAVE BEEN FANTASTIC FOR PRINCIPAL

                    INVESTING.  THE OTHER FACTOR IS WE HAD A NUMBER

                    OF CROSS-BORDER LEASES THAT WERE VERY PROFITABLE

                    OVER THE PAST COUPLE OF YEARS AND BECAUSE OF THE

                    LEGISLATIVE TAX CHANGES, THE INCOME ON THAT WOULD

                    BE LOWER.

                           SO THE LONG AND THE SHORT OF IT IS, WE'RE

                    GOING TO BE WORKING HARD TO IMPROVE OUR

                    EFFICIENCY RATIO AND OPERATING LEVERAGE.

                    YOU'RE GOING TO SEE IT EASILY IN THE GENERAL BANK

                    GOING FORWARD, AND IT'S GOING TO BE AT LEAST

                    PARTIALLY [INAUDIBLE] UPON THE END MARKETS IN OUR

                    OTHER TWO CORE BUSINESSES.


                    >>David:  I WANTED TO ASK A QUESTION ABOUT THE

                    COST SAVING ASSUMPTIONS.

                    >>Bob: RIGHT.

                    >>David:  IN YOUR MERGER PRESENTATION, YOU

                    INDICATED THAT YOU EXPECTED TO ACHIEVE ROUGHLY

                    HALF OF THE ULTIMATE LEVEL OF COST SAVINGS IN THE

                    YEAR 2002.

                    >>Bob: RIGHT.

                    >>David:  AND YET YOU'RE ALSO TALKING ABOUT NOT

                    CLOSING ANY BRANCHES DURING THE FIRST YEAR AND

                    TELLING EMPLOYEES AND CUSTOMERS THAT YOU'RE GOING

                    TO DO A VERY SLOW INTEGRATION.

                    >>Bob: RIGHT.

                    >>David:  HOW IS IT POSSIBLE TO GET HALF OF YOUR

                    ULTIMATE COST SAVINGS IN THE FIRST YEAR WITHOUT

                    MOVING RAPIDLY?

                    >>Bob: THAT'S A GOOD QUESTION.  FIRSTLY, WE ARE,

                    INDEED, NOT GOING TO CLOSE ANY BRANCHES THE FIRST

                    YEAR, AND YOU SAW IN OUR FINANCIAL ASSUMPTIONS,

                    WE'RE GOING TO CLOSE APPROXIMATELY 250 TO 300

                    BRANCHES, AND THE MAJORITY OF THOSE ARE WITHIN A

                    HALF MILE OF EACH OTHER.  AND AS LONG AS YOU DO

                    IT SLOWLY, WE DON'T EXPECT TO LOSE CUSTOMERS, AND

                    I CAN GO THROUGH THOSE REASONS LATER.  WHERE THE

                    SAVINGS ARE GOING TO OCCUR IS GOING TO BE IN

                    TECHNOLOGY AND HEAD OFFICE AND IN PURCHASING.  SO

                    WHEN YOU SEE IN YOUR FINANCIAL ASSUMPTIONS THAT

                    WE'RE GOING TO ACHIEVE 50% IN THE FIRST YEAR,

                    IT'S ACTUALLY 50% IN THE FIRST 16 OR 17 MONTHS.

                    OKAY?  BECAUSE WE HAVE THE STUB PERIOD THIS YEAR

                    AS WELL AS NEXT YEAR.

                           SECOND THING YOU SHOULD REALIZE WHEN YOU

                    THINK ABOUT COST SAVINGS IS THAT WHEN YOU THINK

                    OF A TRADITIONAL MERGER OF EQUALS WHERE BOTH ARE

                    ROUGHLY THE SAME SIZE, WACHOVIA IS 30% OF THE

                    COMBINED COMPANY, SO IT'S SMALLER, AND IT HAS NOT

                    BEEN ABLE TO DRIVE THE SORT OF PURCHASING

                    EFFICIENCIES THAT A MUCH LARGER ORGANIZATION LIKE

                    FIRST UNION HAS BEEN ABLE TO.

                           SO WHEN YOU ACTUALLY GO THROUGH -- WHEN WE

                    DID THE DUE DILIGENCE AND YOU GO THROUGH THE

                    VARIOUS FORMS OF PURCHASING, MOST SIGNIFICANTLY

                    LIKE TELEPHONE AND DATA LINE CHARGES, AND IF YOU

                    LOOK AT OUR OPERATING EXPENSE, WE'RE PRETTY

                    COMFORTABLE THAT JUST IN PURCHASING IN THE FIRST

                    YEAR, WE CAN SAVE OVER $100 MILLION A YEAR IN THE

                    FIRST YEAR, AND THE TELEPHONE AND DATA

                    TRANSMISSION CHARGES, WE FEEL THAT WE CAN

                    RENEGOTIATE THOSE OVER THE NEXT COUPLE OF MONTHS

                    IN ANTICIPATION OF CLOSING IN THE THIRD QUARTER

                    AND BRINGING THOSE COSTS DOWN VERY, VERY

                    MATERIALLY.

                           WE ALSO EXPECT WE WILL BE ABLE TO CLOSE A

                    DATA CENTER FAIRLY QUICKLY.  THAT'S VERY

                    EXPENSIVE TO RUN, AND THAT WILL BE A BIG SAVINGS,

                    AND PEOPLE ARE ON THIS ISSUE AGGRESSIVELY

                    ALREADY.  WE SHOULD BE ABLE TO DO ALL OF THOSE

                    THINGS WITHOUT TOUCHING CUSTOMERS, WHICH IS THE

                    KEY.

                    >>Diane:  WOULD YOU TALK A LITTLE BIT ABOUT THE

                    CHANGE IN INFORMATION INTERNALLY AVAILABLE?  IF

                    I'M RUNNING ANALYSIS, WHAT SHOULD I KNOW THAT I

                    DIDN'T KNOW ABOUT MY BUSINESS SIX MONTHS AGO?

                    HOW HAVE YOU CHANGED THE ACCOUNTABILITY AND

                    COMPENSATION?  WILL THAT CARRY THROUGH TO

                    WACHOVIA?

                    >>Bob: OKAY.

                    WE'VE BEEN PRETTY BUSY OVER THE PAST SIX MONTHS

                    ON TWO ISSUES.  ONE BEING MEASUREMENT, AND THE

                    SECOND ONE BEING ACCOUNTABILITY.  WE HAD

                    FINANCIAL STATEMENTS, INTERNAL FINANCIAL

                    STATEMENTS, THAT WERE DONE ON A MATRIX BASIS.  WE

                    WERE DOUBLE COUNTING REVENUES ALL OVER THE PLACE,

                    AND IF YOU SAW THE BOTTOM LINES, THEY WERE THE

                    TOTAL FOR THE COMPANY, SO ALL OF THE BUSINESSES

                    COULD BE REALLY PROFITABLE, AND A SOLO COMPANY

                    MAY NOT BE.  WE DECIDED THAT MAY NOT BE A REAL

                    SMART THING TO DO.  SO WE CHANGED OUR

                    METHODOLOGIES ON HOW WE LOOK AT REVENUES AND

                    EXPENSES, SO WE GOT INTO PAYING FEES INTO EACH OF

                    OUR BUSINESSES.

                           WE STARTED DOING THAT IN AUGUST THROUGH TO

                    DECEMBER OF LAST YEAR, SO YOU SEE, WHEN YOU LOOK

                    AT YOUR NUMBERS THAT HAVE BEEN DISCLOSED IN THE

                    FIRST QUARTER, WE HAVE DISCLOSED 11 SEGMENTS.  IF

                    YOU ADD THEM ALL UP, YOU'LL SEE THOSE SEGMENTS

                    ACTUALLY COME TO THE BOTTOM LINE OF THE COMPANY,

                    AND IF YOU LOOK AT EACH SEGMENT, WE'VE PRODUCED

                    FOR YOU AN INCOME STATEMENT FOR EACH OF THE 11

                    SEGMENTS.  WE'VE PRODUCED FIVE QUARTERS OF

                    NUMBERS.  SO THAT GOES UP.  WE'VE PRODUCED RAROCS

                    FOR EACH BUSINESS, PROFITS FOR EACH BUSINESS, AND

                    WE HAVE SOME KEY OPERATING STATISTICS FOR EACH

                    BUSINESS.

                           NOW, FINALLY, WE HAVE THE SAME BASIS THAT

                    WE CAN LOOK AT EACH AND EVERY ONE OF OUR

                    BUSINESSES ON A CONSISTENT BASIS COMPANY-WIDE,

                    WHICH IS SOMETHING WE COULDN'T DO IN THE PAST.

                    NO MATRIX ACCOUNTING.  ON TOP OF THAT, WE HAVE

                    STARTED MEETING ALL OF OUR BUSINESSES ON A

                    MONTHLY BASIS AT A HIGH LEVEL TO MAKE SURE THAT

                    WHATEVER THEY PROMISE, THEY DELIVER, AND ON A

                    MORE DETAILED BASIS, WE'RE MEETING EVERY MONDAY

                    MORNING ON AN ONGOING BASIS WITH ONE OF OUR

                    INTERNAL BUSINESSES.  WE HAVE ABOUT 30

                    INTERNALLY, AND WE DISCLOSED 11 EXTERNALLY.  TO

                    GO THROUGH THE HISTORY OF THE BUSINESS, WHAT ITS

                    STRATEGIES ARE, STRENGTHS AND WEAKNESSES,

                    VULNERABILITIES, ET CETERA, ET CETERA, AND WE GET

                    A MUCH BETTER UNDERSTANDING IF THOSE ARE THE

                    BUSINESSES WE ACTUALLY WANT TO BE IN, AND WHETHER

                    WE WANT TO MAINTAIN THE CAPITAL, ADD TO THE

                    CAPITAL, REDUCE CAPITAL, OR EVEN SELL THE

                    BUSINESS.

                           AS WELL, IT'S ONE THING TO PRODUCE GREAT

                    NUMBERS, BUT WE WANT PEOPLE TO FEEL THEY'RE

                    ACCOUNTABLE FOR THEM, AND THAT'S SOMETHING THAT

                    ALWAYS HASN'T BEEN THE CASE IN THE PAST.  WE ALSO

                    HAD A NUMBER OF COMPENSATION PLANS THAT WERE NOT

                    SHAREHOLDER FRIENDLY.  IN FEBRUARY, WE ELIMINATED

                    RSAs AND WENT TO A PURELY OPTION-BASED

                    PROGRAM.  WE TOOK OUR BASE SALARIES, AND WE'RE

                    RIGHT-SIZING THOSE TO BE AT AN INDUSTRY AVERAGE

                    VERSUS ABOVE AVERAGE.  VARIABLE COMPENSATION IN

                    THE PAST WAS KIND OF A VAGUE CONCEPT IN TERMS OF

                    HOW YOU ACTUALLY GOT YOUR BONUS.  BONUSES NOW ARE

                    DRIVEN BY TWO FACTORS AND TWO FACTORS ONLY, AND

                    THAT IS, WHAT WAS OUR GROWTH IN EPS FOR THE YEAR,

                    AND WHAT WAS OUR GROWTH IN PROFIT.  BUSINESS

                    UNITS RECOGNIZE THAT IF THEY DON'T IMPROVE THEIR

                    GROWTH IN EARNINGS, THEY DON'T IMPROVE THEIR

                    ECONOMIC PROFIT - IN OTHER WORDS, THEIR EVA

                    CONTRIBUTED, THEY'RE NOT GOING TO GET A BONUS.

                           WE SET UP FOR ALL THE EXECUTIVE TEAMS,

                    MINIMUM SHAREHOLDINGS FOR ALL EXECUTIVES,

                    WHICH IS SOMETHING WE HAVEN'T HAD IN THE PAST,

                    AND THAT IS -- EVERYONE IS COMPLYING WITH THAT

                    EXCEPT FOR A COUPLE OF PEOPLE AT THIS MOMENT, AND

                    THEY WILL BE IN COMPLIANCE AT THE END OF THIS

                    YEAR WHEN THEY'VE BOUGHT THE REQUIRED STOCKHOLDINGS.

                    FOR OUR CEO, KEN THOMPSON, HE'S ALREADY WELL

                    ABOVE HIS BASE.  FOR VICE CHAIRMAN, IT'S FOUR

                    TIMES BASE SALARY, AND FOR EVPs, IT'S THREE

                    TIMES BASE.  ALL OF THOSE THINGS ARE VERY

                    SHAREHOLDER FRIENDLY, AND EVERYONE KNOWS NOW, IF

                    YOU SUBMIT NUMBERS, YOU'VE GOT TO ACHIEVE THEM.

                    IF YOU DON'T ACHIEVE THEM, THERE'S A COST TO IT.

                    >>Diane:  IF I CAN ASK, IF THE WACHOVIA

                    INTEGRATION HAPPENS, WILL IT BE ON THE SAME PLAN

                    IN TERMS OF HAVING BONUSES?

                    >>Bob: THAT WOULD BE MY EXPECTATION.  WE HAVEN'T

                    HAD THAT DISCUSSION YET, BUT THAT WOULD BE WHAT I

                    WOULD EXPECT.  THEY DO ALREADY CALCULATE RAROCS,

                    BUT THEY DON'T ACTUALLY DISCLOSE IT EXTERNALLY.

                    WE DON'T SEE A LOT OF DIFFERENCES.  THEY DO HAVE

                    A BIT OF MATRIX ACCOUNTING, AND WE HOPE TO GET

                    THAT IRONED OUT.  WE HAD DETAILED MEETINGS ON

                    FRIDAY IN WINSTON-SALEM ON EXACTLY THIS ISSUE.

                    ALL OF THOSE ISSUES ARE IN THERE QUICKLY, AND IN

                    AN IDEAL WORLD, WHAT I'M HOPING IS THAT WE WILL

                    HAVE LIVE DATA FEEDS BETWEEN BOTH OF OUR

                    COMPANIES, SO WE CAN SHARE INFORMATION AND SEE

                    INFORMATION ON A CONSOLIDATED BASIS A MONTH

                    BEFORE CLOSING.

                    >>David:  BOB, IN YOUR MERGER PRESENTATION,

                    AGAIN, YOU TALKED ABOUT GENERATING $2.5 BILLION

                    OF FREE CAPITAL.

                    >>Bob: RIGHT.

                    >>David:  AS A RESULT OF THIS MERGER, COULD YOU

                    TALK ABOUT HOW YOU'RE GOING TO DECIDE WHAT TO DO

                    WITH THAT, AND REALLY, IF YOU CAN HANDICAP

                    WHETHER MOST OF THAT WILL BE DIRECTED TOWARD

                    SHARE REPURCHASE, TOWARD ACQUISITIONS OF SOME

                    SORT, AND I HEARD THIS QUESTION A COUPLE OF TIMES

                    LAST NIGHT, TOWARD INCREASING THE DIVIDEND,

                    ESPECIALLY TO THE FORMER WACHOVIA SHAREHOLDERS.

                    >>Bob: RIGHT.  LET'S START WITH THE DIVIDEND

                    ISSUE.  I THINK EVERYONE IS AWARE THAT WE'RE

                    PAYING A SPECIAL DIVIDEND TO WACHOVIA

                    SHAREHOLDERS OF 48 CENTS.  SO YOU KNOW WHAT

                    THAT'S ABOUT, THAT IS ROUGHLY THE AMOUNT OF CASH

                    THAT WOULD BE REQUIRED TO MAKE UP FOR THE

                    DIFFERENCE BETWEEN WACHOVIA'S DIVIDEND AND FIRST

                    UNION'S DIVIDEND FOR ONE YEAR.  SO THAT'S ALL

                    THAT WAS ABOUT.  YOU PROBABLY SAW IN THE

                    PRESENTATION THAT OUR TARGETED DIVIDEND PAYOUT

                    RATIO IS GOING TO BE 35 TO 40%, AND FIRST UNION

                    IS 36 OR 37% RIGHT NOW, AND WE'LL BE GOING

                    FORWARD WITH THE FIRST UNION DIVIDEND AND

                    DIVIDEND PAYOUT RATIO.

                           OUR EXPECTATION IS AS WE START TO REALIZE

                    SAVINGS AND BUILD EARNINGS, WE WILL INCREASE THE

                    DIVIDEND, AND WE THINK THAT A MID-30s PAYOUT

                    RATIO WOULD BE MORE APPROPRIATE THAN WHAT

                    WACHOVIA HAS AT THE MOMENT, WHICH WOULD TAKE A

                    GOOD DEAL LONGER TO BE ABLE TO START THE DIVIDEND

                    GOING FORWARD.  THE ONE YEAR WOULD REALLY HELP

                    THE WACHOVIA SHAREHOLDERS.

                          IN TERMS OF WHAT WE'RE GOING TO DO WITH THE

                    $2.5 BILLION IN CAPITAL, WE HAVE STATED IN THE

                    PAST - THE FIRST UNION PEOPLE HAVE - THAT IT'S

                    GREAT TO BE NUMBER FOUR, FIVE OR SIX BANK IN

                    TERMS OF ASSETS, BUT THAT SHOULD ALSO REQUIRE A

                    VERY STRONG CAPITAL BASE, AND IF YOU GO THROUGH

                    THE NUMBERS FOR THE FIRST UNION SIDE, MOST OF

                    THE CAPITAL RATIOS WERE IN THE THIRD QUARTILE OF

                    THE TOP 20 BANKS, ALTHOUGH THE ASSETS WERE IN

                    THE SECOND QUARTILE.

                           WE STATED A GOAL IN DECEMBER, JANUARY

                    THAT WE WANTED OUR CAPITAL RATIOS TO BE UP IN THE

                    SECOND QUARTILE SOMEWHERE OF THE TOP 20 BANKS.

                    IT'S OUR EXPECTATION THAT THAT CLOSING DATE WILL

                    BE SOMEWHERE AROUND 9th OR 10th, WHICH WILL PUT US

                    UP IN THE SECOND QUARTILE, BUT PERSONALLY AT THIS

                    POINT, I'D LIKE TO SEE THEM JUST A BIT STRONGER

                    AND PUT IT SOMEWHERE IN THE MIDDLE OF THE SECOND

                    QUARTILE, AND I CAN'T TELL YOU WHAT THAT RATIO

                    WOULD BE OR WHAT PERCENTAGE THAT WOULD BE AT THIS

                    POINT, BECAUSE IT WILL DEPEND ON WHAT THE OTHERS

                    ARE DOING WITH THEIR CAPITAL RATIOS, BUT LET'S

                    ASSUME THAT WE CLOSE IN AUGUST-SEPTEMBER SOMETIME,

                    OUR CAPITAL RATIOS WILL BE QUITE STRONG AT THAT

                    POINT, AND BEYOND THAT, I WOULD SAY THAT WE WOULD

                    FAIRLY QUICKLY BE IN A POSITION WHERE WE COULD

                    START BUYING BACK SHARES IF THAT WAS THE BEST USE

                    OF OUR CAPITAL.

                           OUR EXTERNAL AND INTERNAL HURDLE FOR

                    INVESTMENTS FOR ANY ACQUISITION, YOU WANT TO

                    MAKE AT LEAST AN 18% IRR AFTER TAX, AND FROM THE

                    FIRST UNION PERSPECTIVE, THIS PARTICULAR

                    TRANSACTION WITH WACHOVIA IS OVER 20% AND EVEN

                    HIGHER FOR THE WACHOVIA SIDE OF THEIR MERGER WITH

                    FIRST UNION.  SECONDLY, ANY INTERNAL EXPANSION

                    HAS TO MEET A HURDLE RATE OF AT LEAST 15%, AND I

                    THINK IT'S FAIR TO SAY, THOUGH, THAT OF THE $2.5

                    BILLION, WE WON'T BE ABLE TO SPEND THAT MONEY

                    THROUGH ACQUISITIONS OR THROUGH INTERNAL GROWTH,

                    SO MY EXPECTATION IS THAT YOU WILL SEE A

                    COMBINATION OF SHARE BUYBACK, AS WELL AS INTERNAL

                    GROWTH AND ACQUISITIONS, AND WE SHOULD BE ABLE TO

                    GET TO THAT REASONABLY QUICKLY.

                    >>Diane:  TWO QUESTIONS POSSIBLY RELATED,

                    POSSIBLY NOT.  WOULD YOU TALK ABOUT HOW

                    COMFORTABLE YOU ARE WITH THE WACHOVIA CONSENSUS

                    EARNINGS ESTIMATES THAT YOU USED IN THE

                    PRESENTATION?  TWO, IF YOU FIND YOURSELF IN 18

                    MONTHS SAYING, WE THOUGHT WE COULD GROW OUR

                    EARNINGS AT THIS RATE, BUT INSTEAD, WE WILL TAKE

                    A MORE CONSERVATIVE VIEW AND TARGET EARNINGS FROM

                    300 BASIS POINTS LOWER, WHAT WOULD IT BE?  WOULD

                    IT BE INTEGRATION?  WOULD IT BE ENVIRONMENTAL?

                    WOULD IT BE CAPITAL MARKETS?

                    EVERYBODY IN THE INDUSTRY HAS DECIDED GROWTH

                    RATES ARE TOO HIGH?  WHAT WOULD DRIVE YOUR

                    NUMBERS DOWN?

                    >>Bob: FIRSTLY -- WHAT WAS THE FIRST PART OF THE

                    QUESTION?

                    >>Diane:  CAN WACHOVIA DRIVE --

                    >>Bob: OKAY.  WE BUILT SLIDES TO GIVE YOU AN

                    INDICATION OF THE POTENTIAL EARNINGS POWER OF THE

                    COMBINED COMPANIES, AND WHAT WE DID IS WE LOOKED

                    AT THE FIRST TWO LINES OF OUR EARNINGS ESTIMATES,

                    AND PROJECTIONS.  WE TOOK FIRST CALL FOR US AND

                    EXTENDED IT, AND WE TOOK FIRST CALL FOR WACHOVIA

                    AND EXTENDED IT.

                           HOWEVER, WE ADJUSTED THE NUMBERS.  YOU'LL

                    RECALL BACK IN THE WACHOVIA PRESENTATION, WHICH

                    THEY DID FOR THEIR ANALYSTS A MONTH OR FIVE WEEKS

                    AGO, THEY SAID GOING FORWARD, AND THERE WAS

                    CONTROVERSY AROUND THIS, THEY EXPECTED EARNINGS

                    GROWTH OF 14% PER ANNUM, AND OBVIOUSLY, THAT'S

                    HIGH.

                           IF YOU GO BACK AND LOOK AT THE NUMBERS,

                    IT'S BECAUSE THEY WERE STARTING FROM A LOW BASE,

                    SO IF YOU TAKE THE 14%, IT'S MORE LIKE 11% IF YOU

                    JUST MOVE IT OUT.  FOR THE PURPOSES OF OUR

                    PRESENTATION THAT WE MADE TO THE MARKET SEVERAL

                    WEEKS AGO, WHAT WE DID IS WE TOOK 11% AND TOOK IT

                    DOWN TO 9 TO 10% AND PROJECTED OUTWARD.  IN

                    ADDITION, WHEN WE TOOK A LOOK AT THEIR FIRST

                    CALL, THERE WERE A NUMBER OF ANALYSTS THAT HAVE

                    NOT YET ADJUSTED THEIR EXPECTATIONS FOR WHAT THE

                    EARNINGS POTENTIAL OF WACHOVIA WOULD BE IF YOU

                    ACTUALLY TAKE OUT THEIR CREDIT CARD BUSINESS, SO

                    THE FIRST CALL ESTIMATES FOR NEXT YEAR WAS 5.40,

                    5.45.  WE TOOK OUT ALL THE ANALYSTS THAT WERE

                    OBVIOUSLY TOO HIGH, AND THAT TOOK US DOWN TO

                    5.30, AND THEN WE WENT 5.30 TO 9 TO 10% RATE.  WE

                    FEEL PRETTY COMFORTABLE.  WE ACTUALLY CHANGED OUR

                    EARNINGS GROWTH OUTLOOK ON A MEDIUM TERM BASIS

                    FOR SEVERAL OF OUR BUSINESSES.  THE GENERAL BANK

                    WAS AT 4 TO 6% LAST FALL, WHICH THE COMMENT WAS

                    GEE, MAYBE IT'S APPROPRIATE, MAYBE IT'S NOT, BUT

                    THE REALITY IS, WE ARE PERFORMING IN OUR GENERAL

                    BANK MUCH BETTER THAN WE EVER WOULD HAVE

                    EXPECTED.  SERVICE LEVELS ARE ALMOST BEST IN THE

                    INDUSTRY.

                           GALLUP ORGANIZATION ACTUALLY TALKS TO

                    60,000 OF OUR CUSTOMERS EVERY QUARTER.  BEST IN

                    CLASS IN THE U.S. MARKET WAS THEIR SCORING

                    SYSTEM.  IT'S 6.4 OUT OF A POSSIBLE 7.  WE'RE AT

                    6.3 NOW.  WELL ABOVE THE AVERAGE.  OUR TURNOVER

                    RATE IN OUR BRANCHES IS ACTUALLY LOWER THAN

                    INDUSTRY AVERAGE.  I'M ALMOST OUT OF TIME.

                    [ BELL RINGING ]

                    >>Diane:  YOU'RE OUT OF TIME.

                    >>Bob: THE BOTTOM LINE IS, WE FEEL COMFORTABLE

                    WITH THE RETAIL BANK GROWTH RATE, AND WE

                    INCREASED THEM IN CAPITAL MANAGEMENT, WE STILL

                    THINK IT'S A HIGH-GROWTH BUSINESS, AND CAPITAL

                    MARKETS, OUR GOAL THERE IS NOT TO GROW EARNINGS

                    STRICTLY.  OUR GOAL IS TO BE FOCUSED ON

                    INCREASING RAROC AND ECONOMIC PROFITS.